STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "**Agreement**"), dated and effective as of ~~September~~ October *uy* BsF
___, 2013 ("Effective Date"), is made by Jeffrey Postal, a natural person, ("JPostal"), Mindy Joy Postal, a natural person and the spouse of JPostal, ("MPostal"), on the one hand, and Bart Fisher, a natural person, ("BFisher") and Margaret Fisher, a natural person and the spouse of BFisher, ("MFisher"), on the other hand. JPostal, MPostal, BFisher, BFisher Trustee and MFisher may hereinafter also be referred to individually as a "Party" or collectively as the "Parties." BFisher, and MFisher may also hereinafter be referred to collectively as the "Selling Shareholders." JPostal and MPostal may also hereinafter be referred to collectively as the "Buying Shareholders."

BACKGROUND

A.   Capstone Companies, Inc. ("Company" or "Company "), is a Florida corporation that is a reporting company under the Securities Exchange Act of 1934, as amended, ("Exchange Act") and has its shares of Common Stock, $0.0001 par value per share, ("Common Stock") quoted on The OTC Group Markets, Inc. QX system under the trading symbol "CAPC;" and

B.   BFisher is the beneficial owner of Twenty-Five Million, Five Hundred Forty-Three Thousand, and Four Hundred Thirty-Five (25,543,435) shares of Common Stock and MFisher is the beneficial owner of Forty-Five Million, Four Hundred Twenty-Nine Thousand, One Hundred Thirty-Six (45,429,136) shares of Common Stock; and

C.   The Selling Shareholders wish to sell to Buying Shareholders an aggregate of SIXTY FOUR MILLION (64,000,000) SHARES OF COMMON STOCK beneficially owned by the Selling Shareholders, separately, ("Shares") for an aggregate purchase price of **TWO HUNDRED SIXTEEN THOUSAND DOLLARS AND NO CENTS ($216,000.00)** ("Purchase Price"), with BFisher selling 21,570,864 of the Shares and MFisher selling 42,429,136 of the Shares hereunder; and

D.   The Selling Shareholders will have physical Stock Certificate(s) available at least two (2) days before the "Closing" (as defined below) in order to ensure consummation of the stock sale contemplated herein and will have at least the number of shares listed above and defined as the Shares for Purchase at the Closing; and

E.   The Selling Shareholders wish to sell all of the Shares to JPostal and MPostal in a single transaction and JPostal and MPostal wish to acquire the Shares in a single transaction, subject to the terms and conditions of this Agreement, which acquisition of the Shares in accordance with the terms and conditions of this Agreement shall hereinafter be referred to as the "Purchase;" and

F.   At the Closing, the Shares will represent at least 9.7%_ of the issued and outstanding shares of the Common Stock; and

G.   Parties desire to make certain representations, warranties, covenants and agreements in connection with the Purchase and also to prescribe various conditions to the Purchase, all of which are set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the sufficiency of which consideration is acknowledged by the parties, the parties agree as follows:

ARTICLE I
THE PURCHASE

1.01   The Purchase. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the U.S. Federal and Florida corporation and securities laws and regulations applicable to the Purchase (collectively, the "Laws"), at the "Closing" (as hereinafter defined), the Parties *shall* do the following in a diligent and good faith manner:

(a)   Each of the Selling Shareholders will sell, convey, assign, and transfer their respective portion of the Shares to the Buying Shareholders by delivering to the Buying Shareholders one or more stock certificates issued in the name of "Jeffrey Postal and Mindy Joy Postal" and evidencing all of the Shares (collectively, the "**Share Certificate(s)**") and duly signed, sealed and attested in order to transfer good and marketable title to the Buying Shareholders at the Closing. The Shares transferred to the Buying Shareholders by the Selling Shareholders at the Closing shall constitute 90.2% of the issued and outstanding shares of Common Stock beneficially owned or controlled by the Selling Shareholders, whether jointly or severally, (excluding any shares of Common Stock held in trust) and shall equal SIXTY FOUR MILLION (64,000,000) shares of Common Stock. The Selling Shareholders hereby certify and warrant that they neither own nor control any Company options, rights, warrants, or puts.

(b) Consideration. As full and fair consideration for the Purchase of the Shares, the Buying Shareholders shall pay at the Closing to the Selling Shareholders) the full Purchase Price in accordance with the terms and conditions of this Agreement, which Purchase Price shall be paid as follows :

MFisher is to receive One Hundred Forty Three Thousand One Hundred Ninety Eight Dollars and Thirty Three Cents ($143,198.33) of the Purchase Price paid either by cashier's check payable to "Margaret Fisher" or wired to the following bank account:

Capital One Bank
Bank Address and Telephone Number: 9883 Georgetown Pike, Great Falls, Virginia 22066
Routing Number: 255071981
Account Number: 1372551700

BFisher is to receive Seventy Two Thousand Eight Hundred One Dollars and Sixty Seven Cents ($72,801.67) of the Purchase Price paid either by cashier's check payable to "Bart Fisher" or wired to the following bank account:

Sun Trust Bank
Bank Address and Telephone Number: 1445 New York Avenue, N.W., Washington, D.C. 20005
Routing Number: 061000104
Account Number: 1000164011065

(c) The Selling Shareholders hereby each waive any right to receiving payment of the Purchase Price in any other manner. In the event that the Selling Shareholders cannot deliver a Stock Certificate reasonably satisfactory to the Buying Shareholders and sufficient to transfer good and marketable title to the Shares, then, at the election of the Buying Shareholders, either the Purchase and this Agreement shall be null and void without any notice or action by the Parties as of 11:59 p.m., EST, on the "Closing Date" (as defined below), or, if the Buying Shareholders send written notice to the Selling Shareholders on the Closing Date that elects to proceed under Section 1.05 below, then the payment of the Purchase Price shall be made in accordance with Section 1.05 below and held in escrow by the "Closing Agent" (as defined below) for ten (10) days in order to allow the Selling Shareholders to remedy the failure to timely deliver the Stock Certificate. If so elected by the Buying Shareholder, no additional time will be allowed to effect said remedy.

(d) Voting Rights. Upon the consummation of the sale of the Shares, the Selling Shareholders will beneficially own in the aggregate Six Million Nine Hundred Seventy Two Thousand Five Hundred Seventy One (6,972,571) shares of Common Stock (excluding shares of Common Stock held in trust) ("Retained Shares"). For the three (3) years from the date of the Closing, each of the Selling Shareholders constitutes and appoints JPostal as the Selling Shareholder's attorney-in-fact, agent and proxy (such constitution and appointment, the "*Irrevocable Proxy*"), with full power of substitution and re-substitution, to vote and otherwise act with respect to all of the shares of Common Stock held or beneficially owned by each of the Selling Shareholders at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), and in any action by written consent of the stockholders of the Company, on any and all matters, resolutions, proposals, consents, or other actions presented or requiring the approval or consent of Company shareholders (collectively, the "Matters"). **THE PROXY AND POWER OF ATTORNEY GRANTED HEREBY BY EACH SELLING SHAREHOLDER IS IRREVOCABLE AND COUPLED WITH AN INTEREST AND, TO THE**

EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM SUCH SELLING SHAREHOLDER MAY TRANSFER ANY OF HIS OR HER RETAINED SHARES OWNED OR CONTROLLED AT THE TIME OF SUCH CONSENT OR VOTE IN BREACH OF THIS AGREEMENT. Each Selling Shareholder hereby revokes all other proxies and powers of attorney with respect to all of the Shares and Retained Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Selling Shareholder with respect thereto on any Matters. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of either Selling Shareholder and any obligation of such Selling Shareholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Selling Shareholder. The proxy granted herein shall be renewable for two (2) year periods with the written consent of the parties.

(e) ACKNOWLEDGMENTS; NO RECOURSE. As a condition precedent for entering into this Agreement and as a central part of the Buying Shareholders' bargain under this Agreement, the Selling Shareholders, jointly and severally, agree, understand and acknowledge as follows: (i) JPostal is a director of the Company; (ii) neither of the Buying Shareholders has made any representations about the Company, Shares or any other matter that would be considered important by a reasonable person in evaluating the Company and its Common Stock as an investment or in making a decision about trading the shares of Common Stock (either purchasing, selling or holding); (iii) the Selling Shareholders, jointly and severally, accept the risk of a future appreciation in the market price of the Shares, whether by corporate action, an improvement in the business and/or financial performance of the Company, mergers and acquisitions or any other significant corporate transaction involving the Company, increased marketing and sales efforts by the Company resulting in increased consumer demand for Company products, third party tender offers or exchange offers for the shares of Common Stock, or by other events or occurrences, and the Selling Shareholders, joint and severally, hold each of the Buying Shareholders and the Company harmless for any and all claims, causes of action, alleged damages, alleged lost profits or appreciation value, lost opportunities or other benefits derived from any future appreciation of the market price of the Common Stock, whether public or private markets; (iv) the Selling Shareholders are selling their Shares for reasons that have no basis or connection with their valuation of the potential appreciation of the shares of Common Stock or assessment of stock market or economic conditions and the Purchase represents the most efficient and profitable means of disposing of their holdings in the Common Stock without depressing the market price for the Common Stock; (v) the Selling Shareholders know that the Company has publicly announced that the Company is seeking alternative ways to improve its business and financial performance, including possible mergers and acquisitions, reverse stock split with a significant ratio in light of the large number of issued and outstanding shares of Common Stock, other recapitalization, new bank loans or other expansions of funding, new business or product lines, more aggressive marketing of existing product lines, sale of existing product lines and other usual and customary corporate actions to improve business and financial performance, and that there is a possibility of one or more such significant corporate actions occurring in the foreseeable future (based solely on public announcements of the Company and not based on any representations, express or implied, by the Buying Shareholders); (vi) the Selling Shareholders know and acknowledge that there is no anti-dilution protection for the ROFR Shares, Repurchase Option Shares or the shares of Common Stock in general and that there is a substantial likelihood of a reverse stock split in the foreseeable future by the Company to reduce its issued and outstanding shares of Common Stock, which stand at 657,760,532 shares as of the Common Stock (as reported on the Company 's Form 10-Q quarterly report filed with the SEC for the fiscal quarter ending June 30, 2013); (vii) the Buying Shareholders would, in all likelihood, vote for a reverse stock split by the Company in order to improve the capitalization and public market for the Common Stock; (viii) the Selling Shareholders are aware of the impact of the consummation of the Purchase on the voting rights of holders of Common Stock in general, especially voting power of the members of Company management versus the voting power of public shareholders of the Company and the increase in voting power by the Buying Shareholders upon the consummation of the Purchase and the potential consequences of such an increase in the voting power of the Buying Shareholders in terms of approval of corporate proposals and transactions by the Company Board of Directors and Company 's holders of the shares of Common Stock; and (ix) Selling Shareholders are familiar with the Company and they have had a reasonable opportunity to evaluate the Company and its Common Stock prior to the Closing; and (x) the Selling Shareholders are aware that the sale of the Shares is part of the plan of the MPostal to attain voting control of the Company in cooperation with third parties and that MPostal may purchase shares of Common Stock in the public market or in private sales in order to achieve or enhance his voting control over the Company. Further, the Selling Shareholders are sophisticated investors capable of understanding all of the risks of selling or investing in the shares of Common Stock, whether in the market or under this Agreement. Further, the Selling Shareholders agree, understand and acknowledge that the current management of Company is adept at placing product with traditional brick and mortar retailers and wholesalers, that the Company from time to time lands large orders for products, such orders being between one and ten million dollars, from one or more customers and from time to time, that the Company updates its product line to attract new orders, and that a large new order for products of the Company is a possibility from time to time. Any of the foregoing events or occurrences that cause a post-Closing appreciation in the market price of the shares of Common Stock shall not constitute a cause of action for fraud or other violations of federal and state securities laws and regulations in favor of the Selling Shareholders against the Buying Shareholders, whether jointly or severally, and the Selling Shareholders hereby agree not to commence or foster any legal proceedings against the Buying Shareholders or Company based on any future event or occurrence that causes an appreciation in the market price of the shares of Common Stock, which restriction shall remain in full force and effect, and shall support any injunctive relief sought by the Buying Shareholders, jointly or severally.

1.02   Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article VII below, and subject to the satisfaction or waiver of the conditions set forth in Article VII below, the closing of the Purchase (the "**Closing**") will take place remotely at 11:00 a.m., U.S. Eastern Standard Time, on the business day within five (5) days of the date first written above (the "**Closing Date**"), at the offices of PW Richter, plc, 3901 Dominion Townes Circle, Richmond, Virginia 23223, located in Henrico County, unless another date, time or place is agreed to in writing by the Parties. Paul W. Richter, Attorney and Member of aforesaid law firm, shall act as the agent of the Closing, or such other third party mutually acceptable to the Parties ("**Closing Agent**"). The Parties agree that time is of the essence to conduct the Closing and Purchase.

1.03   Effective Time of Purchase. The Purchase shall become effective at such time as is permissible in accordance with the Laws (the time the Purchase becomes effective being the "**Effective Time**"). The Parties shall use reasonable efforts to have the Closing Date and the Effective Time to be the same day. The Parties shall take all actions and sign all instruments, undertakings, filings, forms and agreements that are reasonably necessary to consummate the Purchase in accordance with the Laws.

1.04   Deliverable at Closing. The following shall be provided by the designated Party to the Closing Agent for the Closing, each item to be delivered to the Closing Agent at least two (2) business days prior to the Closing Date and at the cost of the tendering Party or Parties (all items to be sent Federal Express, or United Parcel Post, Prepaid and Adult Signature Required) (**NO CERTIFIED OR REGISTERED MAIL**):

(a) Original Agreement. Each Party shall manually sign and complete three (3) originals of this Agreement; and

(b) Selling Shareholders shall tender the Stock Certificate, duly signed, sealed and attested so as to pass good and marketable title to the Buying Shareholders; and

(c) Buying Shareholders shall tender payment, either in the form of a certified check payable to the Selling Shareholders or shall wire the Purchase Price to the Closing Agent's trust account (as set forth in Schedule 1.04 hereto), unless the Buying Shareholders elect to wire the Purchase Price to the Selling Shareholders' designated joint bank account pursuant to Schedule 1.04 hereto; and

(d) Selling Shareholders shall deliver one (1) signed, original Bill of Sale, in the form set forth in Exhibit A hereto; and

(e) Each Party shall deliver three (3) originals, signed and completed if required, of any other instrument, agreement, document, undertaking, filing or form reasonably required by the Closing Agent for the Closing or Purchase.

1.05 Escrow; Closing Agent. The Closing Agent shall act as the escrow agent and shall hold in trust any and all payments, agreements, documents, forms, filings, instruments or undertakings required for the

Closing of the Purchase and that are expressly authorized for escrow by this Agreement or the express instructions of the Party tendering such payments, agreements, documents, instruments, forms, filings or undertakings (collectively, the "Items"); provided, however, that the Closing Agent shall be entitled to unilaterally return to the tendering Party or Parties any escrowed Items after being held in escrow more than ten (10) days, and no Closing has occurred within said ten day period, and to do so at the cost of the tendering Party or Parties. If the Closing Agent holds the payment of the Purchase Price in escrow hereunder, said payment shall be maintained in the Closing Agent's IOLTA Trust Account until disbursed in accordance with this Agreement or returned to the Buying Shareholders without interest. Further, the Buying Shareholders shall pay the Closing Agent a flat fee of One Hundred Fifty Dollars and No Cents ($150.00) for any escrowed payment of the Purchase Price, which fee shall be payable in full at the Closing. Each of the Parties hereby indemnifies and holds harmless to the fullest extent allowed under applicable laws the Closing Agent for Closing Agent's good faith performance of Closing Agent's duties under this Agreement. Any claim, cause of action, dispute or controversy with the Closing Agent that is based upon, arises from, or concerns the Closing Agent's performance of Closing Agent's duties hereunder or relates in any manner to the Purchase, Agreement or the Shares, shall be resolved in strict accordance with Section 1.06 below (unless applicable laws or regulations require otherwise).

1.06 **Mandatory Arbitration.** (a) Except for a breach of this Agreement based on a failure to consummate the Purchase in accordance with the term and conditions of this Agreement or a breach of Section 1.06, Section 8.15, or Section 8.07 below, all of which breaches are governed by Section 8.07, (collectively, the "Excluded Claim(s)"), with respect to any and all other claims, disputes, controversies or causes of action arising from, based upon or concerning this Agreement, the Purchase, the Shares, or any other action or transaction contemplated herein (collectively, the "Disputes"), the Parties agree to exclusively settle all such Disputes by binding, mandatory arbitration administered by JAMS under its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those rules ("Jam Rules"). All hearings will be held in Atlanta, Georgia. The arbitration will be held before one (1) neutral arbitrator selected in accordance with the JAMS Rules, or as otherwise agreed by the Parties.

(b) Discovery. Discovery will be conducted pursuant to the Expedited Procedures set out in Rule 16.2 of the JAMS Rules, further provided that: (i) The Parties shall agree to shortened periods for discovery and commencement of the hearing, and in all respects will use good faith efforts to expedite a ruling on the dispute as quickly as possible; (ii) The Parties will complete an informal exchange of non-privileged documents they believe are or may be material to the dispute, and the names of their own witnesses they intend to call in the arbitration, within 14 calendar days after the service of a notice of arbitration; (iii) Any further discovery of documents authorized by the arbitrator shall be strictly limited to that which is likely to be material to the outcome as agreed upon by the Parties or, failing such agreement, as determined by the arbitrator; (iv) The Arbitrator may require a party to provide information to assist in the identification of appropriate custodians for purposes of a search for responsive electronic documents; (v) Each Party shall in no event be entitled to more than three discovery depositions; (vi) Each Party will be entitled to designate up to two in-house attorneys or agents who shall be entitled to have access to confidential information produced by the opposing Party subject to reasonable confidentiality provisions to prevent disclosure to Party employees not entitled to such access, which confidentiality provisions shall be enforceable against such in-house attorneys or agents however. (iii) Decision. Any arbitration decision will be final and binding on the Parties, and will not be subject to any appeal or proceeding to vacate, except on the grounds set forth in the Federal Arbitration Act, 9 U.S.C. 1 *et seq.* The award rendered by the arbitrators may be entered into any court having jurisdiction, or application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be. Such court proceeding will disclose only the minimum amount of information concerning the arbitration as is required to obtain such acceptance or order, (iv) Costs. The arbitrators' fees and the administrative expenses of the arbitration will be paid equally by the Parties, and each Party will pay its own costs and expenses (including attorneys' fees) in connection with the arbitration. (v) Confidentiality of Proceeding. Except as required by law, no Party or the arbitrator may disclose the existence, content or results of the arbitration.

ARTICLE II
REPRESENTATIONS OF SELLING SHAREHOLDERS

In order to induce the Buying Shareholders to enter into this Agreement, the Selling Shareholders, joint and severally, represent to each of the Buying Shareholders as follows:

2.01 Accredited Investors. The Selling Shareholders are accredited investors (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, ("Securities Act")) and are also "sophisticated investors" (for purposes of this Agreement, "sophisticated investors" means that the Selling Shareholders have sufficient knowledge and expertise about the Company and its Common Stock to be able to ascertain and weigh the risks and merits of any investment in the Common Stock). BFisher is a former director and officer of the Company, a practicing corporate lawyer and involved professionally in investment banking and equity and debt funding of companies. The Selling Shareholders have owned the Shares for several years.

2.02. Authority. The Selling Shareholders each have the legal authority to enter into and fully, timely perform this Agreement without the approval of any third party (other than approval by any securities regulatory authority for the issuance of Shares). This Agreement does not violate any agreement, undertaking, court order, "government entity" (as defined herein) order, charter or bylaw provision or Law. Each of the Selling Shareholders has good and marketable title to his or her portion of the Shares and has the legal authority to transfer said title to the Buying Shareholders in accordance with the provisions of this Agreement.

2.03 Compliance. The Selling Shareholders agree and understand that the Purchase will have to be timely reported on a Form 4 to be filed by each Selling Shareholder with the U.S. Securities and Exchange Commission or "SEC." The Purchase is made in reliance upon an exemption from registration under Section 4(1) of the Securities Act and under Florida Statute 517.061(6) and under Section 13-1.514.13(B)(1) of the Virginia Securities Act. The Selling Shareholders represent that each one has owned the Shares for more than one year and that the Purchase is not being made for the direct or indirect benefit of the Company. The sale of the Shares is not part of a scheme to evade any federal or state securities laws or regulations or effect an illegal distribution of securities.

2.04 No Reliance. Neither of the Selling Shareholders has relied upon any representations of the Buying Shareholders about the Company in deciding to sell the Shares hereunder. The Selling Shareholders agree that the Buying Shareholders have not made any representations about the Company in connection with this Agreement, the Shares or Purchase. The Selling Shareholders shall not assert any reliance on the representations of the Buying Shareholders, other than those expressly set forth in this Agreement, in any Dispute or Excluded Claims, including any breaches of Section 1.06, Section 8.07 or Section 8.15 of this Agreement.

2.05. No Liens; Adverse Impact. As of the Effective Date and the Closing, there are no liens or encumbrances or defects on each Selling Shareholder's title to their respective portion of the Shares. There are no known legal, administrative, arbitration or investigative proceedings pending or threatened that may affect the ability of the Selling Shareholders, either jointly or severally, to timely perform all of their respective obligations under this Agreement or impose any lien or encumbrance on the Shares or bar on transfer of the Shares hereunder. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Buying Shareholders.

2.06 Proceeds. None of the proceeds from the sale of the Shares hereunder shall be used to directly or indirectly benefit the Company.

2.07 Waiver. Each of the Selling Shareholders waives any spousal rights or claims of indirect ownership or curtesy tenure rights in portion of the Shares owned by the other Selling Shareholder.

2.08 Accuracy. No representation, warranty, covenant or statement by the Selling Shareholders in this Agreement, including the Schedules and Exhibits attached hereto and the certificates furnished or to be furnished to the Buying Shareholders hereunder, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein in light of the circumstances under which they were made, not false or materially misleading.

ARTICLE III
BUYING SHAREHOLDERS REPESENTATIONS

In order to induce the Selling Shareholders to enter into this Agreement, the Buying Shareholders, joint and severally, represent to each of the Selling Shareholders as follows:

3.01 Accredited Investors. The Buying Shareholders are accredited investors (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, ("Securities Act") and are also "sophisticated investors" (for purposes of this Agreement, "sophisticated investors" means that the Buying Shareholders have sufficient knowledge and expertise about the Company and its Common Stock to be able to ascertain and weigh the risks and merits of any investment in the Common Stock). JPostal is a current director of the Company and a principal shareholder of the Company.

3.02. Authority. The Buying Shareholders each have the legal authority to enter into and fully perform this Agreement without the approval of any third party (other than approval by any securities regulatory authority for the issuance of Shares). This Agreement does not violate any agreement, undertaking, court order, government entity order, charter or bylaw provision or law.

3.03 Compliance. The Buying Shareholders agree and understand that the Purchase will have to be timely reported on a Form 4 to be filed by the Buying Shareholders with the U.S. Securities and Exchange Commission or "SEC." JPostal agrees that he will have to timely file an amended Schedule 13D in connection with the Purchase. The Purchase is made in reliance upon an exemption from registration under Section 4(1) of the Securities Act and under Florida Statute 517.061(6). The Buying Shareholders represent that the Purchase is not being made for the direct or indirect benefit of the Company. The Purchase is not part of a scheme to evade any federal or state securities laws or regulations or effect an illegal distribution of securities.

3.04 Accuracy. No representation, warranty, covenant or statement by the Buying Shareholders in this Agreement, including the Schedules and Exhibits attached hereto and the certificates furnished or to be furnished to the Selling Shareholders hereunder, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein in light of the circumstances under which they were made, not false or materially misleading.

ARTICLE IV
INDEMNIFICATION AND HOLD HARMLESS AND RELATED MATTERS

4.01   Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive until 5:00 p.m., EST, on the fifth (5th) annual anniversary of the Effective Time.

4.02   Indemnification. (a) Subject to Section 8.14 below, each Buying Shareholder shall jointly and severally indemnify and hold each of the Selling Shareholders and the Company and Company 's directors, officers, employees, attorneys and agents harmless for, from and against any and all liabilities, obligations, damages, losses, deficiencies, costs, penalties, interest and expenses (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever) (collectively, "Losses") to which Buying Shareholders may become subject resulting directly from or arising directly out of (1) any breach of any provision, representation, warranty or covenant made by either of the Buying Shareholders, jointly or severally, as set forth herein; or (2) any intentional violation of the Laws or intentional fraud committed in connection with the Purchase.

(b) Subject to Section 8.14 below, each of the Selling Shareholders shall jointly and severally indemnify and hold harmless each of the Buying Shareholders and the Company and the Company 's officers, directors, employees, attorneys and agents for, from and against any and all Losses to which Selling Shareholders may become subject resulting from or arising out of: (1) any breach of any provision, representation, warranty or covenant made by the Selling Shareholders, jointly or severally, as set forth herein; or (2) any intentional violation of the Laws or intentional fraud committed in connection with the Purchase.

(c) **Bar to Litigate. In light of the sophisticated nature of the Selling Shareholders as investors and their familiarity with the Company, as a business and an investment, and the previously announced intention of the Company to seek to promote its business and financial performance by a variety of possible corporate actions or means, the Selling Shareholders agree that they will not commence, fund, foster, finance and/or facilitate in any manner any legal, administrative, arbitration or investigative proceeding against the Buying Shareholders, jointly or severally, and/or the Company based upon or arising from a claim or cause of action that the Buying Shareholders and/or Company misrepresented a material fact or made an ommission of a material fact concerning the Company or the Shares or potential for appreciation of the market value of the Shares or shares of Common Stock in general, or based upon or arising from any claim of lost stock appreciation value or lost profits due to any such alleged misrepresentation of a material fact or omission of material fact about the Company , Shares or the shares of Common Stock in general. The bar against legal proceedings of any kind whatsoever in this Section 4.02(c) shall be enforced to the fullest extent allowed under applicable federal and state laws and public policy. The Selling Shareholders agreement to this Section 4.02(c) is essential to the Buying Shareholders' bargain hereunder and a material inducement to the Buying Shareholders' agreeing to enter into this Agreement. FURTHER, THE SELLING SHAREHOLDERS REPRESENT THAT THE BUYING SHAREHOLDERS AND THE COMPANY HAVE MADE NO REPRESENTATIONS ABOUT THE COMPANY, SHARES OR SHARES OF COMMON STOCK HEREUNDER OR OTHERWISE AND THAT THERE HAVE BEEN NO MATERIAL MISREPRESENTATIONS OR OMMISSIONS UPON WHICH TO BASE ANY SUCH CLAIMS OR CAUSES OF ACTION.**

     4.03   Notice of Indemnification. Promptly after the receipt by any indemnified Party (the "Indemnitee") of notice of the commencement of any action or proceeding against such Indemnitee, such Indemnitee shall, if a claim with respect thereto is or may be made against any indemnifying party (the "Indemnifying Party") pursuant to this Article IV, give such Indemnifying Party written notice of the commencement of such action or proceeding within fifteen (15) days after the Indemnitee first became aware of such action or proceeding ("Notice Deadline") and give such Indemnifying Party a copy of such claim and/or process and all legal pleadings in connection therewith. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations contained in this Article IV, except where, and solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party or said notice is not made within thirty days of the Notice Deadline. Such Indemnifying Party shall have, upon request within thirty (30) days after receipt of such notice, but not in any event after the settlement or compromise of such claim, the right to defend, at its own expense and by its own counsel reasonably acceptable to the Indemnitee, any such matter involving the asserted liability of the Indemnitee; provided, however, that if the Indemnitee determines that there is a reasonable probability that a claim may materially and adversely affect it, other than solely as a result of money payments required to be reimbursed in full by such Indemnifying Party under this Article IV or if a conflict of interest exists between Indemnitee and the Indemnifying Party, the Indemnitee shall have the right to defend, compromise or settle such claim or suit; and, provided, further, that such settlement or compromise shall not, unless consented to in writing by such Indemnifying Party, which shall not be unreasonably withheld, be conclusive as to the liability of such Indemnifying Party to the Indemnitee. In any event, the Indemnitee, such Indemnifying Party and its counsel shall cooperate in the defense against, or compromise of, any such asserted liability, and in cases where the Indemnifying Party shall have assumed the defense, the

Indemnitee shall have the right to participate in the defense of such asserted liability at the Indemnitee's own expense. In the event that such Indemnifying Party shall decline to participate in or assume the defense of such action, prior to paying or settling any claim against which such Indemnifying Party is, or may be, obligated under this Article IV to indemnify an Indemnitee, the Indemnitee shall first supply such Indemnifying Party with a copy of a final court judgment or decree holding the Indemnitee liable on such claim or, failing such judgment or decree, the terms and conditions of the settlement or compromise of such claim. An Indemnitee's failure to supply such final court judgment or decree or the terms and conditions of a settlement or compromise to such Indemnifying Party shall not relieve such Indemnifying Party of any of its indemnification obligations contained in this Article IV, except where, and solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. If the Indemnifying Party is defending the claim as set forth above, the Indemnifying Party shall have the right to settle the claim only with the consent of the Indemnitee.

4.04 Release. The Selling Shareholders shall not jointly or severally assert in any legal, administrative, arbitration or investigative proceeding that they relied upon any representation from the Buying Shareholders or the Company in reaching a decision about selling the Shares hereunder or about the valuation of the Shares (other than representations expressly set forth herein). To the fullest extent allowed under applicable laws, and excepting representations expressly set forth herein, the Selling Shareholders jointly and severally release the Buying Shareholders and the Company and Company 's officers, directors, employees, attorneys and agents from any claims or causes of action based upon alleged misrepresentations or omissions of material facts relevant to or concerning the Company, Shares or this Agreement.

ARTICLE V
ADDITIONAL AGREEMENTS

5.01 Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use his or her best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Purchase and the other transactions contemplated by this Agreement. The Parties shall mutually cooperate in order to facilitate the achievement of the benefits reasonably anticipated from the Purchase.

5.02 Public Announcements. The Parties agree and acknowledge that the Buying Shareholders will be making a public announcement about the Purchase after its consummation hereunder and that such public announcement shall be made without the review or approval of the Selling Shareholders. Buying Shareholders shall be solely liable for any public announcement made by the Buying Shareholders.

5.03 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the respective incurring Parties.

5.05 No Impeding Acts; No Trading. No Party shall enter into any other agreement, or engage in, foster, fund, encourage or facilitate any transaction which would or could reasonably be expected to impede, interfere with, prevent or delay the Purchase or which would or could be expected to dilute the benefits of the Parties hereunder. The Parties will immediately cease and cause to be terminated any existing activities, discussions and negotiations with any third parties conducted heretofore with respect to any of the foregoing. This provision shall not apply to any actions by the Company or prohibit a Party from voting for any action proposed by the Company. The above restriction shall expire after fourteen (14) days from the date of the Closing.

ARTICLE VI
CONDITIONS PRECEDENT

6.01   Conditions to Each Party's Obligation to Effect the Purchase. The obligation of each Party to effect the Purchase and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Purchase shall have been issued by any court of competent jurisdiction or any other governmental entity having jurisdiction and shall remain in effect, and there shall not be any applicable legal requirement enacted, adopted or deemed applicable to the Purchase that makes consummation of the Purchase illegal.

(b) Governmental Approvals. All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entity having jurisdiction which the failure to obtain, make or occur would have a material adverse effect on the Parties shall have been obtained, made or occurred.

(c)   No Litigation. There shall not be pending or threatened any suit, action or proceeding before any court, governmental entity or authority (i) pertaining to the transactions contemplated by this Agreement or (ii) seeking to prohibit or limit the Purchase.

6.02   Conditions Precedent to Obligations of Buying Shareholders. The obligation of Buying Shareholders to effect the Purchase and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. The representations and warranties of the Selling Shareholders in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or material adverse effect, which representations and warranties as so qualified shall be true and correct in all respects) both when made and on and as of the Closing Date, and (ii) the Selling Shareholders shall each have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by each of them prior to the Effective Time.

(b) Consents. Buying Shareholders shall have received evidence, in form and substance reasonably satisfactory to it, that any licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as necessary in connection with the transactions contemplated hereby have been obtained.

(c) No Material Adverse Change. There shall not have occurred any change in the business, condition (financial or otherwise), results of operations or assets (including intangible assets) and properties of the Company that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Company.

(d) Delivery of the Share Certificate. The Selling Shareholders shall have delivered the Share Certificate to the Closing Agent as required herein.

6.03   Conditions Precedent to Obligation of the Selling Shareholders. The obligation of the Selling Shareholders to effect the Purchase and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. The representations and warranties of Buying Shareholders in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or material adverse effect, which representations and warranties as so qualified shall be true and correct in all respects) both when made and on and as of the Closing Date, and (ii) Buying Shareholders shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it prior to the Effective Time.

(b) Consents. The Selling Shareholders shall have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as necessary in connection with the transactions contemplated hereby have been obtained.

(c) No Material Adverse Change. There shall not have occurred any change in the business, condition (financial or otherwise), results of operations or assets (including intangible assets) and properties of Company that, individually or in the aggregate, would result in a decrease in the gross revenues or net assets of the Company in excess of thirty percent (30%) or more.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.01   **Termination.** This Agreement may be terminated and abandoned at any time prior to the Effective Time of the Purchase as follows:

(a) By mutual written consent of the Parties;

(b) by either Buying Shareholders or Selling Shareholders, upon five (5) days' prior written notice, if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Purchase and such order, decree, ruling or other action shall have become final and non-appealable; or

(c) by either Buying Shareholders or Selling Shareholder, upon five (5) days' prior written notice, if the Purchase shall not have been consummated on or before October 20, 2013 (other than as a result of the failure of the Party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time); or

(d)   by Buying Shareholders, if a material adverse change shall have occurred relative to the Company (and not curable within thirty days); or

(e)   by Buying Shareholders, upon five (5) days' prior written notice, if the Selling Shareholders willfully fails to perform in any material respect any of its material obligations under this Agreement; or

(f) by the Selling Shareholders, upon five (5) days' prior written notice, if Buying Shareholders willfully fails to perform in any material respect any of its obligations under this Agreement.

7.02   **Effect of Termination.** In the event of termination of this Agreement by either the Buying Shareholders or the Selling Shareholders as provided in Section 7.01 above, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any of the Parties, other than the provisions of this Agreement that expressly survive the termination or expiration of this Agreement. Nothing contained in this Section 7.02 shall relieve any Party for any breach of the representations, warranties, covenants or agreements set forth in this Agreement.

7.03   **Amendment.** This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

7.04   **Extension; Waiver.** Subject to Section 7.01 above, at any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII GENERAL PROVISIONS

8.01 **Notices.** Any and all notices and other communications hereunder shall be in writing and shall be deemed duly given to the Party to whom the same is so delivered, sent or mailed at addresses and contact information set forth below (or at such other address for a party as shall be specified by like notice.) Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be deemed given and effective on the earliest of: (a) on the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (Eastern Standard Time) on a business day, (b) on the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a business day or later than 5:30 p.m. (Eastern Standard Time) on any business day, (c) on the second business day following the date of mailing, if sent by a nationally recognized overnight courier service, or (d) if by personal delivery, upon actual receipt by the Party to whom such notice is required to be given.

IF TO BUYING SHAREHOLDERS, to:
Jeffrey and Mindy Postal
Address:_____
Telephone: (_____) _____; Email:_____

IF TO SELLING SHAREHOLDERS, to:

Bart and Margaret Fisher
9009 Potomac Forest Drive
Great Falls, Virginia 22066-4110
Telephone: (202) 659 2979
Fax: 202 558 5101
Emails: bart_fisher2002@yahoo.com; mfisher_22066@yahoo.com

COPY TO (which does not constitute service on any Party):

Paul W. Richter, Attorney
PW Richter, plc
3901 Dominion Townes Circle
Richmond, Virginia 23223
Telephone: (804) 644-2182
Email: prosage@comcast.net

8.02 **Definitions.** For purposes of this Agreement:

(a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b) "Governmental entity" means any federal, state, county, city, town or local government or any department, agency, commission, bureau, office, service or quasi-corporate entity of such government;

(c) "material adverse change" or "material adverse effect" means, when used in connection with the Company , any change or effect that either individually or in the aggregate with all other such changes or effects is materially adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of the Company . "Materially adverse" means that the change or effect reduces the net worth of the Company by 15%, reduces its average closing Bid Price for its Common Stock, as quoted on www.bloomberg.com, by more than 40% over any ten (10) consecutive trading days prior to the Closing Date, or causes the Company to file for protection from creditors in bankruptcy or a complete liquidation. "Material adverse effect" or "material adverse change" with respect to a Party means that the Party is legally or financially able to consummate the Purchase due to circumstances beyond that Party's control;

(d) "ordinary course of business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency);

(e) "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

(f) "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) that is owned directly or indirectly by such first person.

8.03 **Interpretation.** When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

8.04 **Entire Agreement; No Third-Party Beneficiaries.** This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person other than the parties any rights or remedies. All Exhibits and Schedules referenced herein are hereby incorporated herein by reference as if set forth verbatim herein.

8.05 **Governing Law; WAIVER OF JURY TRIAL.** (a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) WITH RESPECT TO ANY EXLCUDED CLAIMS, OR ANY BREACH OF SECTION 1.06, SECTION 8.07 or SECTION 8.15 OF THIS AGREEMENT, BUT EXCLUDING ANY DISPUTES OR CLAIMS SUBJECT TO ARBITRATION HEREUNDER, THE PARTIES EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING, DIRECTLY OR INDIRECTLY, UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(c) Exclusive Jurisdiction. Each of the Parties submits to the exclusive jurisdiction of the federal, state and local courts in or for Broward County, Florida in any legal proceeding, administrative or investigative proceeding, but not any arbitration required hereunder, ("Proceeding(s)") arising out of or relating to this Agreement or the Purchase or the Shares or any other action or transaction hereunder. The Parties agree that all claims in respect of the Proceedings may be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other court system. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Proceedings so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Each Party agrees that service of summons and complaint or any other process that might be served in any Proceedings may be made on such Party by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 8.01. Nothing in this Section 8.05(c) however, shall affect the right of any Party to serve legal process in any other manner permitted by Law. Each Party agrees that a final, non-appealable judgment in any Proceedings so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law. Notwithstanding the foregoing, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Company based upon any breach of this Agreement by any other Party. The Parties agree that the Company is not a party to this Agreement and the Company is not involved in the Purchase or any related transactions hereunder. This Section 8.05(c) does not limit, modify, or adversely affect the requirements under Section 1.06 above.

8.06   **Assignment**. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.07   **Enforcement**. With respect to any Excluded Claims and not as to any Disputes, the Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or State of Florida located in and serving Broward County, the State of Florida this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties (a) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court, and (b) agrees that he or she will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any state court other than such court.

8.08   **Severability**. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

8.09   **Counterparts**. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one Party, but all such counterparts taken together will constitute one and the same Agreement. This Agreement, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an "**Electronic Delivery**"), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute original forms hereof and *deliver* them in person to all other parties. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or *communicated* through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense related to lack of authenticity.

8.10   Attorneys Fees. In the event any arbitration, suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the Parties agree that the prevailing Party or Parties shall be entitled to recover from the other Party or Parties upon final judgment on the merits reasonable attorneys' fees, including attorneys' fees for any appeal, and costs incurred in bringing such suit or proceeding.

8.11   Currency. All references to currency in this Agreement shall refer to the lawful currency of the United States of America.

8.12   Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the persons that are expressly identified as "parties" hereto and thereto. No person who is not a named party to this Agreement ("Non-Party Affiliate(s)") shall have any liability (whether in contract or in tort, in Law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement or the negotiation or execution hereof or thereof; and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this provision of this Agreement.

8.13 Legal Counsel; Waiver of Conflicts. (a) The Parties agree and acknowledge that Paul W. Richter, Attorney, has been retained for the sole purpose of drafting this Agreement and, due to his representation of the Company and past representation of BFisher and JPostal, neither Paul W. Richter nor his law practice, PW Richter, plc, ("Practice") may act as legal counsel to any Party to this Agreement beyond drafting this Agreement. As such, the Parties agree and understand that neither Paul W. Richter nor the Practice is acting as legal counsel to identify, advocate for or protect their respective interest or rights hereunder. Each Party should retain his or her legal counsel to provide such legal services.

(b)   Waiver of Conflicts. Recognizing that Paul W. Richter or his law practice, PW Richter, plc, a Virginia professional limited liability company, ("Practice") has acted as legal counsel to the Company, JPostal and BFisher prior to the Closing, and that Paul W. Richter and Practice intend to act as legal counsel to Company and possibly JPostal after the Closing, each of Parties hereby waives, on his or her own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Paul W. Richter or the Practice representing the Company and/or any of its affiliates after the Closing. To the fullest extent allowed under applicable laws and regulations, including ethical codes, each Party holds harmless Paul W. Richter and the Practice for the good faith performance of their respective legal services hereunder and any services as the Closing Agent hereunder, and acknowledges the need to retain their own legal counsel to protect their interests and rights hereunder.   Paul W. Richter has received $750 from JPostal for drafting this Agreement and any revisions, which legal fee shall be deemed part of the consideration paid by the Buying Shareholders under this Agreement (but shall not be credited to or reduce the Purchase Price payable to the Selling Shareholders).

8.14   LIMITATION.   NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER PARTY FOR SPECIAL OR PUNITIVE   DAMAGES   OR   CONSEQUENTIAL   DAMAGES   (OTHER   THAN   SUCH CONSEQUENTIAL DAMAGES TO THE EXTENT REASONABLY FORESEEABLE), EXCEPT IN THE CASE OF A PARTY'S OBLIGATION TO INDEMNIFY AN INDEMNIFIED PARTY FOR AMOUNTS PAID TO A THIRD PARTY WHERE SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES ARE AWARDED PURSUANT TO A THIRD PARTY CLAIM (OR SETTLEMENT

THEREOF) THAT IS SUBJECT TO INDEMNIFICATION HEREUNDER. FOR THE AVOIDANCE OF DOUBT, ANY FINES OR PENALTIES PAYABLE TO A GOVERNMENTAL ENTITY SHALL NOT CONSTITUTE SPECIAL OR PUNITIVE DAMAGES.

8.15 Confidentiality. Except for reporting obligations under federal and state securities laws and regulations, including the obligation of the Buying Shareholders to file an amended Schedule 13D with the SEC, each Party shall hold in strict confidence the non-public, confidential information, data, documents, materials, agreements, files, images, drawings, financial statements, tax records, relationships, business and financial opportunities, funding sources, financial arrangements in respect of the Purchase and any communications made in furtherance of this Agreement and marked as "Confidential" at the time of transmission or utterance.

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the Effective Date.

JEFRREY POSTAL

Signature:____

MINDY JOY POSTAL

Signature:____

BART FISHER

Signature: Bart Fisher

MARGARET FISHER

Signature: Margaret C Fisher

EXHIBITS AND SCHEDULES

Schedule 1.04:

Bart and Margaret Fisher Wiring Instructions:

As set forth in the Agreement

Closing Agent's IOLTA Account – wiring instructions:

Bank: Branch Banking and Trust Co. or BB&T
Bank Address: 7025-A Manchester Lakes Blvd., Alexandria, VA 22310
Telephone: 703 924 2795
Account: Paul W. Richter, Atty.
Account #: 000 5139174854
ABA Routing #: 051404260
SWIFT#: BRBT US 33



Exhibit A: Bill of Sale

BILL OF SALE

This BILL OF SALE (the "Bill of Sale"), dated as of the September ___, 2013, is made and delivered by Jeffrey Postal, a natural person, ("JPostal"), Mindy Joy Postal, a natural person and the spouse of JPostal, ("MPostal"), on the one hand, and Bart Fisher, a natural person, ("BFisher") and Margaret Fisher, a natural person and the spouse of BFisher, ("MFisher"), and Bart Fisher, a natural person who serves as the trustee of the Bart S. Fisher Profit Sharing Plan ("BFisher Trustee") on the other hand. JPostal, MPostal, BFisher, BFisher Trustee and MFisher may hereinafter also be referred to individually as a "Party" or collectively as the "Parties." BFisher, BFisher Trustee and MFisher may also hereinafter be referred to collectively as the "Selling Shareholders." JPostal and MPostal may also hereinafter be referred to collectively as the "Buying Shareholders," subject to the terms of, the Stock Purchase Agreement (the "SPA") dated as of the date hereof by and among the Parties. The terms of the SPA are incorporated herein by reference and capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the SPA.

NOW, THEREFORE, subject to and in accordance with the terms and conditions of the Asset Purchase Agreement and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby each agree as follows:

Selling Shareholders, jointly and severally, hereby irrevocably and unconditionally sells, conveys, assigns, grants, transfers and delivers to Buying Shareholders and their successors and assigns, to each one's and their own use and benefit forever, and Buying Shareholders hereby purchase, acquire and accept, all of Selling Shareholders' rights, title and interests in and to all of Shares, free and clear of any liens, charges or other encumbrances.

All of the terms and provisions of this Bill of Sale shall be binding upon Selling Shareholders, jointly and severally, and their respective heirs, legal representatives, successors and assigns, and shall inure to the benefit of the Buying Shareholders and their respective heirs, legal representatives, successors and assigns.

This Bill of Sale is intended only to document the sale and assignment of the Shares from the Selling Shareholders to the Buying Shareholders, and that the SPA is the exclusive source of the agreement and understanding between Seller and Buyer respecting the Assets. Nothing in this Bill of Sale shall limit, expand or otherwise affect any of the representations, warranties or covenants contained in the SPA. To the extent any term or provision herein is inconsistent with the SPA, the terms and provisions of the SPA shall control.

This Bill of Sale may be executed in facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute a single instrument. This Bill of Sale shall be governed by and construed in accordance with the laws of the State of Florida.

IN WITNESS WHEREOF, the undersigned have executed this Bill of Sale as of the date first set forth above.

BART FISHER

Signature: Bart Fisher

MARGARET FISHER

Signature: Margaret C Fisher